                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                               SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 20)



                       MAGELLAN PETROLEUM CORPORATION
                              (Name of Issuer)



                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)


                                 0005590911
                               (CUSIP Number)


                             Michael B. Scobie
                               Boral Limited
                                  Level 39
                              50 Bridge Street
                         Sydney NSW 2000 Australia
                             011 (612) 232-6300
              (Name, Address, and Telephone Numbers of Person
             Authorized to Receive Notices and Communications)



                              October 17, 1995
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ ]

---------------------
CUSIP NO. 0005590911
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Boral Limited
      ACN 000 051 696
------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)   [  ]
                                                (b)   [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      New South Wales, Commonwealth of Australia
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,522,244
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,522,244
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,522,244
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.3%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

---------------------
CUSIP NO. 0005590911
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SAGASCO Holdings Limited

------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)   [  ]
                                                (b)   [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      South Australia, Commonwealth of Australia
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,522,244
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,522,244
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,522,244
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.3%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

---------------------
CUSIP NO. 0005590911
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SAGASCO NT Pty Ltd

------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)   [  ]
                                                (b)   [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      South Australia, Commonwealth of Australia
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,522,244
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,522,244
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,522,244
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.3%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

---------------------
CUSIP NO. 0005590911
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SAGASCO Amadeus Pty Ltd

------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)   [  ]
                                                (b)   [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      South Australia, Commonwealth of Australia
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,522,244
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,522,244
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,522,244
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.3%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

            This Amendment No. 20 (this "Amendment") is filed to supplement and amend the information set forth in the Schedule 13D, dated September 11, 1992 (the "Original Schedule 13D"), as amended by Amendment No. 1, dated September 15, 1992, Amendment No. 2, dated January 29, 1993, Amendment No. 3, dated May 12, 1993, Amendment No. 4, dated June 10, 1993, Amendment No. 5, dated June 16, 1993, Amendment No. 6, dated June 22, 1993, Amendment No. 7, dated July 1, 1993, Amendment No. 8, dated July 12, 1993, Amendment No. 9, dated July 21, 1993, Amendment No. 10, dated July 23, 1993, Amendment No. 11, dated August 27, 1993, Amendment No. 12, dated September 1, 1993, Amendment No. 13, dated September 2, 1993, Amendment No. 14, dated September 29, 1993, Amendment No. 15, dated October 13, 1993, Amendment No. 16, dated October 14, 1993 and Amendment No. 17, dated October 28, 1993, filed by SAGASCO Holdings Limited ("SAGASCO"), SAGASCO NT Pty. Ltd. ("SAGASCO NT") and SAGASCO Amadeus Pty. Ltd. ("Amadeus") and Amendment No. 18, dated November 23, 1993 and Amendment No. 19, dated December 3, 1993, filed by Boral Limited ("Boral"), SAGASCO, SAGASCO NT and Amadeus (the Original Schedule 13D as so amended being hereinafter referred to as the "Schedule 13D") with respect to shares of Common Stock, par value $.01 per share ("Shares"), of Magellan Petroleum Corporation, a Delaware corporation (the "Company").


ITEM 1.     SECURITY AND ISSUER.

            This Amendment relates to Shares. The principal executive offices of the Company are located at 241 Main Street, Hartford, Connecticut 06106.


ITEM 2.     IDENTITY AND BACKGROUND.

            Boral was organized under the laws of the State of New South Wales, Commonwealth of Australia and is engaged primarily in the manufacture, distribution and sale of energy, construction material and building products. The principal offices of Boral are located at Level 39, 50 Bridge Street, Sydney NSW 2000 Australia. Each of SAGASCO, SAGASCO NT and Amadeus is a subsidiary of Boral.

            SAGASCO was organized under the laws of the State of South Australia, Commonwealth of Australia and is engaged primarily in oil and gas exploration, processing and distribution. The principal offices of SAGASCO are c/o Boral at Level 39, 50 Bridge Street, Sydney NSW 2000 Australia.

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

            Each of SAGASCO NT and Amadeus was organized under the laws of the State of South Australia, Commonwealth of Australia. Neither SAGASCO NT nor Amadeus has engaged in any material activities other than activities relating to the acquisition, ownership and holding of 3,305,869 Shares and 6,158,208 ordinary shares of Magellan Petroleum Australia Limited, a majority owned subsidiary of the Company ("MPAL"), and takeover bids for MPAL and Amadeus Oil NL and a tender offer for Shares. The principal offices of each of SAGASCO NT and Amadeus are c/o Boral at Level 39, 50 Bridge Street, Sydney NSW 2000 Australia.

            The information set forth in Schedule A hereto with respect to each executive officer and director of Boral, SAGASCO, SAGASCO NT and Amadeus replaces the information previously set forth in the Schedule 13D and is incorporated by reference herein.

            During the last five years, none of Amadeus, SAGASCO NT, SAGASCO or Boral, or to the best of their knowledge, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares beneficially owned by Boral, SAGASCO, SAGASCO NT and Amadeus were purchased by Amadeus with funds provided by SAGASCO out of working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Shares beneficially owned by Boral, SAGASCO, SAGASCO NT and Amadeus were initially acquired by Amadeus in connection with a takeover bid for MPAL. SAGASCO, SAGASCO NT, Amadeus and a wholly owned subsidiary of SAGASCO subsequently commenced a tender offer for Shares. Neither the takeover bid for MPAL nor the tender offer for Shares was consummated.
Except as described in the last sentence to this Item 4, none of Boral, SAGASCO, SAGASCO NT or Amadeus has any current plans or proposals which relate to or would result in any of the actions or events set forth in items (a) through (j) of the instructions to Item 4 of the form of Schedule 13D promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. As previously disclosed, Boral,
SAGASCO, SAGASCO NT and Amadeus intend to continue to review their investment in the Company on an ongoing basis and, based on such review, may determine to increase or decrease such investment through any available means, including, inter alia, open market purchases or sales or privately negotiated transactions.


ITEM 5.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            Based on information contained in the most recent publicly available filings of the Company with the Securities and Exchange Commission, each of Boral, SAGASCO, SAGASCO NT and Amadeus may be deemed to beneficially own the number of Shares listed in response to Item 11 of the cover page filed herewith relating to such person. In addition, the number of Shares which may be deemed beneficially owned by each such person with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith relating to such person. G.T. Kryger, a non-executive director of Boral, beneficially owns twenty Shares with respect to which Boral, SAGASCO, SAGASCO NT and Amadeus disclaim beneficial ownership.

            Set forth on Schedule B is a description of all transactions in Shares effected by Amadeus during the past sixty days. All of such transactions were open market sales of Shares.


ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described in this Amendment, none of Boral, SAGASCO, SAGASCO NT or Amadeus is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Not Applicable

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.



Dated:  October 25, 1995

                                 BORAL LIMITED


                                 By:  /s/ Michael B. Scobie
                                     Name:  Michael B. Scobie
                                     Title:  Company Secretary


                                 SAGASCO HOLDINGS LIMITED


                                 By:  /s/ Edward J. Cook
                                     Name:  Edward J. Cook
                                     Title:  Director


                                 SAGASCO NT PTY LTD


                                 By:/s/ Edward J. Cook
                                     Name:  Edward J. Cook
                                     Title:  Director



                                 SAGASCO AMADEUS PTY LTD


                                 By:  Edward J. Cook
                                     Name:  Edward J. Cook
                                     Title:  Director

                                                                 SCHEDULE A


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                   BORAL, SAGASCO, SAGASCO NT AND AMADEUS

            The following table sets forth the name, present principal occupation or employment and five-year employment history of each executive officer and director of Boral, SAGASCO, SAGASCO NT and Amadeus and the name, principal business and address of any corporation or organization in which such employment is conducted. The business address of each of the executive officers and directors of Boral, SAGASCO, SAGASCO NT and Amadeus is c/o Boral Limited, Level 39, 50 Bridge Street, Sydney NSW 2000 Australia. Each of the following persons is a citizen of the Commonwealth of Australia.

                                    Present Principal Occupation
                                    or Employment and five-year
Name                                employment history

P.J.W. Cottrell, A.O., O.B.E.       Chairman of Boral since 1994.  Director
                                    of Boral since 1992 and a member of the
                                    Compensation Committee.  Chairman of
                                    Adelaide Steamship Group, Email Limited
                                    and Pacific BBA Limited, Director of
                                    National Australia Bank Limited

R.T. Halstead ...............       Director of Boral since 1991 and a
                                    member of Audit Committee.  Director of
                                    Amcor Limited.  A solicitor, being a
                                    partner in Clayton Utz.

D.J. Hughes, A.M. ...........       Director of Boral since 1988 and
                                    Chairman of the Audit Committee.
                                    Director of Goodman Fielder Limited.

G.T. Kryger, A.M. ...........       Director of Boral since 1992 and a
                                    member of the Audit Committee.
                                    Chairman of Jamison Equity Limited and
                                    Lang Corporation Limited.

Sir Bruce Watson ............       Director of Boral since 1990 and
                                    Chairman of the Compensation Committee.
                                    Director of National Australia Bank
                                    Limited.

E.A. Alexander ..............       Director of Boral since September 1994
                                    and a member of the Audit Committee.
                                    Director of Amcor Limited.  An
                                    Accountant, being a partner of Price
                                    Waterhouse.

A.R. Berg ...................       Managing Director of Boral since
                                    January 1994.  Managing Director
                                    designate between October 1993 and
                                    January 1994.  Director of SAGASCO
                                    since November 1993.  Director and CEO
                                    of Macquarie Bank Ltd until October
                                    1993.

P. Allen ....................       Finance Director of Boral since June
                                    1994.  Previously Secretary of New
                                    South Wales Treasury.

R. Deavin ...................       Director, Corporate Development, of
                                    Boral since July 1994.  Previously
                                    employed as a consultant by McKinsey &
                                    Company.

M.B. Scobie .................       Director, Corporate Services, of Boral
                                    since July 1992, and company Secretary
                                    of Boral since 1983.  Previously
                                    General Manager, Corporate Services of
                                    Boral.

G.A. King ..................        Director of SAGASCO since August 1994.
                                    Director of SAGASCO NT and SAGASCO
                                    Amadeus since August 1994.  Managing
                                    Director of Boral Energy since August
                                    1994.  Previously General Manager, AGL
                                    Gas Company.

E.J. Cook ...................       Director of SAGASCO, SAGASCO NT and
                                    SAGASCO Amadeus since March 1995.
                                    General Manager, Finance of Boral
                                    Energy since August 1994.  Previously
                                    Divisional Finance Manager, Blue Circle
                                    Southern Cement Limited.

O.G. Clark ..................       Director of SAGASCO since March 1995.
                                    General Manager Natural Gas Business &
                                    Eastern Operations for Boral Energy
                                    since November 1994.  Previously Deputy
                                    General Manager & Group Manager,
                                    Development of SA Gas Company.

R.J. Willink ................       Director of SAGASCO, SAGASCO NT and
                                    SAGASCO Amadeus since July 1995.
                                    General Manager Oil & Gas Exploration,
                                    Boral Energy since April 1995.
                                    Previously Exploration Manager at
                                    SAGASCO Resources Limited.

                                                                SCHEDULE  B



 DATE OF TRANSACTION                             NUNBER OF SHARES                     PRICE PER SHARE (US$)

 12 October 1995                                          100,000                                  3.75000

 13 October 1995                                            1,670                                  3.68750
                                                              625                                  3.56250
                                                            8,000                                  3.60000

 16 October 1995                                              165                                  3.43750
                                                           69,325                                  3.37500
                                                           14,276                                  3.34375
                                                           17,700                                  3.31250
                                                            2,500                                  3.25000

 17 October 1995                                            5,000                                  3.37500
                                                            3,300                                  3.31260
                                                           11,700                                  3.25000
                                                           13,000                                  3.18750
                                                           25,400                                  3.12500
                                                            5,000                                  3.06250
                                                            2,000                                  3.03125
                                                            7,300                                  3.00000

 18 October 1995                                           30,000                                  3.31260
                                                           40,485                                  3.25000
                                                           53,500                                  3.18750
                                                           70,330                                  3.12500
                                                           24,500                                  3.06250
                                                           12,700                                  3.00000

 19 October 1995                                           11,450                                  3.56250
                                                           52,000                                  3.50000
                                                           23,300                                  3.43750
                                                           12,450                                  3.37500
                                                            3,500                                  3.31250
                                                           12,700                                  3.25000
                                                            3,000                                  3.21875

 20 October 1995                                           27,925                                  3.31250
                                                            2,000                                  3.28125
                                                           39,400                                  3.25000

 23 October 1995                                           29,200                                  3.31250
                                                           13,000                                  3.28125
                                                            3,000                                  3.25000

 24 October 1995                                            3,575                                  3.31250
                                                            7,450                                  3.25000
                                                            5,000                                  3.21880
                                                           15,000                                  3.18750
                                                            1,200                                  3.12500

 TOTAL                                                    783,625